Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash and equivalents	$	179,235
Deposits with clearing firms		154,088
Receivable from brokers and dealers		192,501
Prepaid expenses		54,572
Operating lease right-of-use asset		26,132
Fixed assets, net of accumulated depreciation of $97,416		10,778
Total assets	$	617,306

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	68,473
Lease liability		26,132
Members' equity		522,701
Total liabilities and members' equity	$	617,306

See accompanying notes.